# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EMPIRE PETROLEUM CORP, CIK 0000887396
CUSIP: 292034303
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2200 S. Utica Place, Suite 150, Tulsa, Oklahoma (OK), 74114
Date of event which requires filing of this statement: 03/31/2026
Amends the filing with accession number 0001072613-21-000454
Filed by CIK 0001865291
Persons authorized to receive notices and communications: Sterling Mulacek, Director, Energy Evolution Master Fund, Ltd., 25025 Interstate 45 North, STE 420, The Woodlands, Texas (TX), 77380, 866-889-5254

## Reporting persons
- Energy Evolution Master Fund, Ltd. (CIK 0001865291): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 12,209,953; shared voting power 0; sole dispositive power 12,209,953; shared dispositive power 0; aggregate amount beneficially owned 12,209,953 (30.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: EMPIRE PETROLEUM CORP
Address of issuer's principal executive offices: 2200 S. Utica Place, Suite 150, Tulsa, Oklahoma (OK), 74114
Comment: This Schedule 13D (Amendment No. 4) amends and restates in its entirety the Schedule 13D that was originally filed on June 24, 2021, as amended by Amendment No. 1 thereto filed on October 12, 2021, Amendment No. 2 thereto filed on January 10, 2022 and Amendment No. 3 thereto filed on July 10, 2024. All pricing and share references give effect to and reflect the 1-for-4 reverse common stock split effective March 7, 2022.

## Item 2. Identity and Background
Name of person filing:
Energy Evolution Master Fund, Ltd.

Information with respect to each director and executive officer (the "Listed Persons") required by Item 2 is set forth on Schedule I and incorporated by reference herein.
Residence or business address: The business address of Energy Evolution Master Fund, Ltd. is 25025 I-45 North, Suite 420, The Woodlands, Texas 77380.
Present principal occupation or employment: Energy Evolution Master Fund, Ltd. (such fund and its affiliates, "EEF") is an investment fund organized in the Cayman Islands that focuses on investing in oil and gas assets as well as companies transitioning to a low-carbon and alternative energy economy.
Criminal convictions in the last five years: EEF has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: EEF has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: EEF is organized in the Cayman Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On August 6, 2020, Petroleum Independent & Exploration LLC, a Nevada limited liability company ("PIE"), partially assigned to EEF warrants so EEF had the right to purchase (a) up to 25,000 shares of Common Stock at an exercise price of $0.40 per share (the "Assigned PIE-3 Warrant"), and (b) 63,750 shares of Common Stock at an exercise price of $0.564 per share (the "Assigned PIE-4 Warrant"). On March 11, 2021, EEF exercised the Assigned PIE-3 Warrant and the Assigned PIE-4 Warrant in full for an aggregate exercise price of $45,955. EEF funded the exercise prices of these warrants using its working capital.

On or about March 30, 2021, the Company closed an offering of shares of its Common Stock along with warrants to purchase shares of Common Stock. In connection with such offering, on or about March 24, 2021, EEF purchased 75,000 shares of Common Stock and a warrant to purchase up to 75,000 shares of Common Stock at an exercise price of $2.00 per share (the "EEF Warrant-1") for an aggregate purchase price of $105,000. The purchase price was funded using EEF's working capital. On or about March 30, 2021, Phil E. Mulacek assigned a warrant to EEF to purchase up to 150,000 shares of Common Stock at an exercise price of $2.00 per share (the "EEF Warrant-2"). On or about May 14, 2021, EEF exercised the EEF Warrant-1 and EEF Warrant-2 in full for an aggregate exercise price of $450,000. Such exercise prices were funded using EEF's working capital.

On May 14, 2021, Empire New Mexico LLC, a Delaware limited liability company and wholly owned subsidiary of the Company d/b/a Green Tree New Mexico ("Green Tree New Mexico"), issued that certain Senior Secured Convertible Note due December 31, 2021, in the aggregate principal amount of $16,250,000 (the "Secured Convertible Note") to EEF. The Secured Convertible Note was purchased using EEF's working capital. Under the Secured Convertible Note, 40% of the principal amount outstanding together with accrued interest thereon (the "Maximum Convertible Amount") could be converted at a conversion price of $5.00 per share (the "Conversion Price") into Common Stock, or an aggregate of 1,300,000 shares of Common Stock (without giving effect to any interest that may be converted). The Conversion Price was subject to customary downward adjustments. As partial consideration for the issuance of the Secured Convertible Note, the Company issued (a) 375,000 shares of Common Stock along with (b) a warrant certificate (the "Note Warrant") to purchase up to 750,000 shares of Common Stock (the "Note Warrant Shares") at an exercise price of $4.00 per Note Warrant Share. Under the Note Warrant, the exercise price was subject to customary downward adjustments, including in the event that the Company conducted capital raises at a valuation of less than $4.00 per share of Common Stock. Effective as of June 15, 2021, EEF partially exercised the Note Warrant by acquiring 375,000 shares of Common Stock for an aggregate exercise price of $1,500,000. Effective as of June 16, 2021, EEF exercised the remaining portion of the Note Warrant by acquiring 375,000 shares of Common Stock for an aggregate exercise price of $1,500,000. Such exercise prices were funded using EEF's working capital.

Also, on May 14, 2021, Green Tree New Mexico issued that certain Unsecured Convertible Note due May 9, 2022 in the aggregate principal amount of $1,500,000 (the "Unsecured Convertible Note") to Phil E. Mulacek. The Unsecured Convertible Note was purchased using Mr. Mulacek's personal funds. Under the Unsecured Convertible Note, 100% of the principal amount outstanding, together with accrued interest thereon, may be converted at a conversion price of $5.00 per share into Common Stock, or an aggregate of 300,000 shares of Common Stock (without giving effect to any interest that may be converted). Effective as of May 14, 2021, Mr. Mulacek converted the Unsecured Convertible Note in full by acquiring 300,000 shares of Common Stock and then contributed such 300,000 shares to EEF.

To incentivize Mr. Mulacek to purchase the Unsecured Convertible Note, executive officers of the Company entered into arrangements with Mr. Mulacek, pursuant to which Mr. Mulacek had the right to purchase up to 150,000 shares of Common Stock from such executive officers for $3.00 per share. Mr. Mulacek contributed such rights to EEF. On or about May 27, 2021, EEF exercised such rights in full. EEF used its working capital to exercise such rights.

On or about June 1, 2021, third parties transferred 525,000 shares of Common Stock to EEF in exchange for an ownership interest in EEF on the basis of a valuation of $3.00 per share for each share of Common Stock.

On September 29, 2021, the Company and Green Tree New Mexico entered into a Loan Modification Agreement with EEF that made certain modifications to the Secured Convertible Note. In connection with the Loan Modification Agreement, among other things, (i) EEF converted $6,500,000 of principal under the Secured Convertible Note along with accrued interest into 1,323,802 shares of Common Stock on September 30, 2021, (ii) the maturity date of the Secured Convertible Note was extended from December 31, 2021 to June 30, 2023, (iii) the Company issued a Common Share Warrant Certificate dated as of September 30, 2021 pursuant to which EEF had the right to acquire 500,000 shares of Common Stock at an exercise price of $5.00 per share on or before December 31, 2023 (the "Loan Modification Warrant"), (iv) each quarterly interest payment under the Secured Convertible Note became payable in shares of Common Stock converted at a conversion price of $5.00 per share unless EEF otherwise elected to be paid in cash, and (v) upon maturity of the Secured Convertible Note, EEF would have the option to convert the remaining principal balance, along with accrued interest, into Common Stock of the Company in lieu of cash payment. EEF used its working capital in connection with the conversion described in this paragraph.

On December 30, 2021, the Company, Green Tree New Mexico, and EEF amended the Secured Convertible Note so that EEF could covert 100% of the principal and accrued interest outstanding under the Senior Convertible Note, and EEF converted 100% of the principal ($5,715,353) and accrued interest ($55,075) outstanding under the Secured Convertible Note into 1,154,085 shares of Common Stock. EEF used its working capital in connection with this conversion.

On July 20, 2023, EEF exercised in full the Loan Modification Warrant by acquiring 500,000 shares of Common Stock for an aggregate exercise price of $2,500,000. EEF funded such exercise price using its working capital.

On August 9, 2023, the Company acquired a one-year option to acquire certain oil and gas working interests owned by a subsidiary of EEF (the "Purchase Option"). In exchange for the Purchase Option, the Company issued 67,000 shares of Common Stock valued at $600,990 (or $8.97 per share) to EEF.

On September 19, 2023, EEF made a bridge loan to Empire North Dakota LLC, a Delaware limited liability company ("Empire North Dakota") and a wholly owned subsidiary of the Company, in the amount of $5,000,000 with a maturity date of October 31, 2023 (the "Bridge Loan"). On October 31, 2023, EEF entered into an amendment to the Bridge Loan with Empire North Dakota for the sole purpose of extending the maturity date of the Bridge Loan from October 31, 2023, to November 9, 2023. On November 9, 2023, EEF amended and restated the Bridge Loan with Empire North Dakota (the "Amended and Restated Bridge Loan") for the purpose of, among other things: (a) extending the maturity date of the Bridge Loan from November 9, 2023 to December 31, 2024; and (b) providing that interest payments would be paid in shares of Common Stock instead of cash on each of the following dates (or if any such date is not a business day, the next following business day), except upon the occurrence of an Event of Default (as defined in the Amended and Restated Bridge Loan), in which case interest would accrue and be paid in cash on demand: (i) November 16, 2023; (ii) December 31, 2023; (iii) March 31, 2024; (iv) June 30, 2024; (v) September 30, 2024; and (v) December 31, 2024.

On November 29, 2023, the Company entered into a Securities Purchase Agreement with EEF, pursuant to which EEF purchased 1,256,832 shares of Common Stock for an aggregate purchase price of $10,054,657.53 (or $8.00 per share), of which (a) $2,000,000 was advanced in cash to the Company on November 22, 2023, (b) $3,000,000 was paid in cash to the Company and (c) $5,054,657.53 was paid through cancellation and extinguishment of the outstanding principal amount and all accrued interest thereon under the Amended and Restated Bridge Loan (the "Securities Purchase Agreement"). EEF used its working capital for the purchase of the shares described in this paragraph that were purchased with cash. The Securities Purchase Agreement also contains certain covenants, representations and warranties, and other customary terms and conditions, including the Company using its commercially reasonable best efforts to register the resale of the shares of Common Stock of the Company acquired under the Securities Purchase Agreement under the Securities Act of 1933, as amended, by February 15, 2024.

On February 16, 2024, the Company issued a promissory note in the aggregate principal amount of $5,000,000 (the "2024 Bridge Note") to EEF. On February 16, 2024, EEF advanced the Company $2,500,000 under the 2024 Bridge Note and on March 13, 2024, EEF advanced the remaining $2,500,000 to the Company. EEF used its working capital for the purchase of the 2024 Bridge Note. All or any portion of the outstanding principal amount of the 2024 Bridge Note was permitted to be converted into shares of Common Stock of the Company at a conversion price of $6.25 per share, at the option of EEF, at any time and from time to time. The 2024 Bridge Note was scheduled to mature on February 15, 2026 (the "Maturity Date"). At the option of EEF, interest payments would be paid either in cash or in shares of Common Stock of the Company on each of the following dates (or if any such date was not a business day, the next following business day), except upon the occurrence of an Event of Default (as defined in the 2024 Bridge Note), in which case interest would accrue and be paid in cash on demand: (i) March 31, 2024; (ii) June 30, 2024; (iii) September 30, 2024; (iv) December 31, 2024; (v) March 31, 2025; (vi) June 30, 2025; (vii) September 30, 2025; (viii) December 31, 2025; and (ix) the Maturity Date.

On March 7, 2024, the Company initiated a rights offering to holders of Common Stock, as described in the Company's prospectus supplement dated March 7, 2024, as supplemented by the Company's prospectus supplement dated March 28, 2024 (the "Rights Offering"). Pursuant to the Rights Offering, each holder of Common Stock of record as of March 7, 2024 received at no charge one right for each share of Common Stock, and each right carried with it a basic subscription right, which entitled the holder to purchase 0.161 of a share of Common Stock, and an over-subscription right, which entitled holders that exercised their basic subscription rights in full to subscribe for additional shares of Common Stock that were not purchased by other stockholders pursuant to their basic subscription rights, subject to proration. The subscription rights had a subscription price of $5.00 per whole share of Common Stock.

The Rights Offering expired at 5:00 p.m., Eastern Time, on April 10, 2024 and was fully subscribed. On April 22, 2024, pursuant to the exercise in full of subscription rights, including over-subscription rights, EEF purchased 1,606,546 shares of Common Stock for an aggregate subscription price of $8,032,730. EEF used its working capital for the purchase of the shares in the Rights Offering.

On April 19, 2024, a subsidiary of the Company partially exercised a three-year purchase option originally issued on August 9, 2023 (the "Purchase Option") to acquire in its own name a portion of certain non-operated oil and gas working interests and related assets jointly owned with a subsidiary of EEF. The assets acquired represented approximately 60% of the total assets originally subject to the Purchase Option (the "Option Assets"). Upon closing of the partial exercise of the Purchase Option, the Company issued EEF 600,000 shares of Common Stock at an agreed price of $5.00 per share in payment of the exercise price of $3,000,000 on behalf of its subsidiary. Pursuant to the remaining unexercised portion of the Purchase Option, the Company's subsidiary has the right to acquire the remaining Option Assets for an exercise price of $2,000,000, subject to certain adjustments and payable in cash, unless the parties agree that some or all may be paid by issuance of Common Stock to EEF. The Purchase Option expires on August 9, 2026.

On May 24, 2024, EEF converted the outstanding principal amount of the 2024 Bridge Note in full into shares of Common Stock at the stipulated $6.25 conversion price, receiving 800,000 shares of Common Stock. All accrued interest on the 2024 Bridge Note through the conversion date was paid in cash. Under the anti-dilution provisions of the 2024 Bridge Note, by virtue of the Rights Offering, upon exercise of the 2024 Bridge Note, EEF became entitled to receive a warrant to purchase 128,800 shares of Common Stock at an exercise price of $5.00 per share (the "Conversion Warrant"). The Conversion Warrant was issued on May 30, 2024, and was exercisable on or before July 31, 2024. On June 28, 2024, EEF exercised the Conversion Warrant in full for an aggregate exercise price of $644,000. EEF funded the exercise price of the Conversion Warrant using its working capital.

On August 8, 2024, in exchange for the Company extending its right to exercise the Purchase Option, the Company issued 16,800 shares of Common Stock valued at $71,400 (or $4.25 per share) to EEF.

On October 1, 2024, the Company initiated a rights offering to holders of Common Stock, as described in the Company's prospectus supplement dated September 30, 2024, as supplemented by the Company's prospectus supplement dated October 10, 2024 (the "October Rights Offering"). Pursuant to the October Rights Offering, each holder of Common Stock of record as of September 30, 2024 received at no charge one right for each share of Common Stock, and each right carried with it a basic subscription right, which entitled the holder to purchase 0.063 of a share of Common Stock, and an over-subscription right, which entitled holders that exercised their basic subscription rights in full to subscribe for additional shares of Common Stock that were not purchased by other stockholders pursuant to their basic subscription rights, subject to proration. The subscription rights had a subscription price of $5.05 per whole share of Common Stock.

The October Rights Offering expired at 5:00 p.m., Eastern Time, on October 24, 2024 and was fully subscribed. On November 14, 2024, pursuant to the exercise in full of subscription rights, including over-subscription rights, EEF purchased 790,413 shares of Common Stock for an aggregate subscription price of $3,991,586. EEF used its working capital for the purchase of the shares in the October Rights Offering.

The Company exercised the remaining portion of the Purchase Option to acquire the remaining Option Assets, and upon closing of the transaction on January 5, 2026, the Company issued to EEF 562,500 shares of Common Stock valued at $1,800,000 based on an agreed price of $3.20 per share.

On February 2, 2026, the Company initiated a rights offering to holders of Common Stock, as described in the Company's prospectus supplement dated February 2, 2026, as supplemented by the Company's prospectus supplement dated February 25, 2026 (the "February Rights Offering"). Pursuant to the February Rights Offering, each holder of Common Stock of record as of February 2, 2026 received at no charge one right for each share of Common Stock, and each right carried with it a basic subscription right, which entitled the holder to purchase 0.095 of a share of Common Stock, and an over-subscription right, which entitled holders that exercised their basic subscription rights in full to subscribe for additional shares of Common Stock that were not purchased by other stockholders pursuant to their basic subscription rights, subject to proration. The subscription rights had a subscription price of $2.99 per whole share of Common Stock.

The February Rights Offering expired at 5:00 p.m., Eastern Time, on March 18, 2026 and was fully subscribed. On March 31, 2026, pursuant to the exercise in full of subscription rights, including over-subscription rights, EEF purchased 1,855,757 shares of Common Stock for an aggregate subscription price of $5,548,713. EEF used its working capital for the purchase of the shares in the February Rights Offering.

On July 2, 2026, EEF made an in-kind distribution of 941,332 shares of Common Stock to certain of its investors for no consideration.

## Item 4. Purpose of Transaction
Purpose of transaction:
EEF acquired and owns or owned the shares of Common Stock, convertible notes, and warrants to purchase Common Stock, as described herein, for investment purposes. EEF may, from time to time, depending on prevailing market, economic, and other conditions, acquire additional shares of Common Stock or other securities of the Company, dispose of any such securities, or engage in discussions with the Company concerning such acquisitions or dispositions or further investments in the Company. EEF intends to review its investment in the Company from time to time and, depending upon its assessment of pertinent factors, including without limitation, the price and availability of shares of Common Stock or other securities of the Company, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to EEF, general stock market and economic and industry conditions and tax considerations, may decide at any time to increase or to decrease the size of its investment in the Company in the open market, in privately negotiated transactions, pursuant to Rule 10b5-1 trading plans or otherwise.

Except as described in this Schedule 13D, EEF does not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. However, EEF, at any time and from time to time, may review, reconsider, and change its position and/or change its purpose and/or develop such plans or proposals.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
EEF is the beneficial owner of 12,209,953 shares of Common Stock, or 30.7% of the total issued and outstanding shares of Common Stock.

The ownership percentage included in this Schedule 13D for EEF is based on 39,792,204 outstanding shares of Common Stock as of May 11, 2026, which figure is disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of EEF to Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The responses to Item 3 of this Schedule 13D are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Not applicable.

The information on Schedule I is incorporated by reference herein.

EEF expressly disclaims "group" status within the meaning of Section 13(d)(3) of the Securities Exchange Act with the Listed Persons or any other person, and the inclusion of shares of Common Stock referred to in this Schedule 13D attributable to the Listed Persons shall not be deemed to be an admission of "group" status for purposes of Section 13(d) of the Act or for any other purpose.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Schedule I - Directors and Executive Officers of Energy Evolution Master Fund, Ltd.

## Signatures
- Energy Evolution Master Fund, Ltd.: /s/ Sterling Mulacek, Sterling Mulacek, Director (07/07/2026)